FOURTH AMENDMENT TO THE

INVESTMENT ADVISORY AGREEMENT

    THIS FOURTH AMENDMENT dated as of the 23rd day of February, 2022, to the Investment Advisory Agreement, dated as of May 23, 2012, as amended June 1, 2017, September 28, 2017 and February 20, 2018 (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Reinhart Partners, Inc., a Wisconsin corporation (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate a newly created series of the Trust; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto, to add the Reinhart International PMV Fund, a new series of Managed Portfolio Series, and to remove references to the Reinhart Intermediate Bond NextShares, due to the liquidation of that Fund

Except to the extent amended hereby, the Agreement shall remain in full force and effect

    IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES on behalf of the series listed on Amended Schedule A	REINHART PARTNERS, INC.

By: /s/ Brian Wiedmeyer	By: /s/ Sandi King
Name: Brian R Wiedmeyer	Name: Sandi King
Title: President	Title: Chief Compliance Officer

AMENDED SCHEDULE A
FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets

Reinhart Mid Cap PMV Fund	0.90%
Reinhart Genesis PMV Fund	0.95%
Reinhart International PMV Fund	0.95%